UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 29 May 2025

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 29 May 2025 — Publication of Annual Report and Accounts & AGM

Exhibit 99.1

29 May 2025

National Grid plc ('National Grid' or the 'Company')

Publication of Annual Report and Accounts and
Notice of 2025 AGM

National Grid announces that the following documents have been published today and are available on its website at https://www.nationalgrid.com/investors/resources/reports-plc:

●       Annual Report and Accounts 2024/25
●       Annual Report on Form 20-F 2024/25
●       Notice of 2025 Annual General Meeting ('AGM')

A copy of each of the Annual Report and Accounts 2024/25, Notice of 2025 AGM and proxy form have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In addition, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, the Annual Report on Form 20-F 2024/25 has today been filed with the US Securities and Exchange Commission and will shortly be available at www.sec.gov.

The 2025 AGM of National Grid plc will be held at 11.00am on Wednesday 9 July 2025 at The Ramphal Building, Warwick Conferences, The University of Warwick, Library Road, Coventry, CV4 7AL. The meeting will be held as a hybrid meeting and shareholders can join via the electronic meeting platform or in person. For more information, please refer to the Notice of 2025 AGM and our website at  https://www.nationalgrid.com/investors/shareholder-information/agm.

For the purposes of complying with the Financial Conduct Authority's Disclosure Guidance and Transparency Rules ('DTRs') and the requirements imposed on issuers through the DTRs, information required to be communicated in unedited full text was included in the Annual Report and Accounts 2024/25.

This announcement is made in accordance with DTR 6.3.5R(1A).

Julian Baddeley
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 29 May 2025